UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06777U101

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lids Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,153,846(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,153,846(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.19%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*

Percentage calculated on the basis of 52,598,798 shares of common stock, par value $0.01 per share (the “Common Stock”), outstanding as of November 25, 2022, as reported in Barnes & Noble Education, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents 1,153,846 shares of Common Stock directly held by Lids Holdings, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics Leader Topco, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,768,422(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,768,422(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,422(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*

Percentage calculated on the basis of 52,598,798 shares of Common Stock outstanding as of November 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents (1) 1,153,846 shares of Common Stock directly held by Fanatics Leader Topco, Inc. and beneficially owned by Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, (2) 1,153,846 shares of Common Stock directly held by Lids Holdings, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, and (3) 460,730 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics Lids College, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 460,730(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 460,730(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,730(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.88%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*

Percentage calculated on the basis of 52,598,798 shares of Common Stock outstanding as of November 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents 460,730 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FanzzLids Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,614,576(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,614,576(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,576(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.07%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated on the basis of 52,598,798 shares of Common Stock outstanding as of November 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents (1) 1,153,846 shares of Common Stock directly held by Lids Holdings, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, and (2) 460,730 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fanatics Leader Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,614,576(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,614,576(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,576(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.07%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated on the basis of 52,598,798 shares of Common Stock outstanding as of November 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents (1) 1,153,846 shares of Common Stock directly held by Lids Holdings, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, and (2) 460,730 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kynetic F, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,768,422(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,768,422(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,422(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated on the basis of 52,598,798 shares of Common Stock outstanding as of November 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents (1) 1,153,846 shares of Common Stock directly held by Fanatics Leader Topco, Inc. and beneficially owned by Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, (2) 1,153,846 shares of Common Stock directly held by Lids Holdings, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, and (3) 460,730 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael G. Rubin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,768,422(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,768,422(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,422(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage calculated on the basis of 52,598,798 shares of Common Stock outstanding as of November 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 29, 2022.

(1)

The amount reported represents (1) 1,153,846 shares of Common Stock directly held by Fanatics Leader Topco, Inc. and beneficially owned by Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, (2) 1,153,846 shares of Common Stock directly held by Lids Holdings, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, and (3) 460,730 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence S. Berger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Ripley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lids Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Barnes & Noble Education, Inc. (the “Issuer”) on August 10, 2021 (as amended by Amendment No. 1, filed with the SEC on February 14, 2022, the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed in the Schedule 13G.

Explanatory Note: This Amendment No. 2 is being filed as a result of certain reorganization transactions (the “Reorganization Transactions”), which resulted in Fanatics Leader Holdings, LLC replacing Lids Investment Holdings, LLC as the majority owner in FanzzLids Holdings, LLC, a joint venture between Lids Investment Holdings, LLC and Fanatics Leader Holdings, LLC. As a result, Fanatics Leader Holdings, LLC has replaced each of Lids Investment Holdings, LLC, Thomas H. Ripley and Lawrence S. Berger (Ripley and Berger together the controlling managers and members of Lids Investment Holdings, LLC) as deemed beneficial owner of the 1,614,576 shares of Common Stock beneficially owned by FanzzLids Holdings, LLC.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2.

(a)	Name of Person Filing

This statement is being jointly filed by the following (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) of the Act:

1.	Lids Holdings, Inc.

2.	Fanatics Leader Topco, Inc.

3.	Fanatics Lids College, Inc.

4.	FanzzLids Holdings, LLC

5.	Fanatics Leader Holdings, LLC

6.	Kynetic F, LLC

7.	Michael G. Rubin

8.	Lawrence S. Berger

9.	Thomas H. Ripley

10.	Lids Investment Holdings, LLC

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1).

Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)	Address of the Principal Office or, if none, residence

For Lids Investment Holdings, LLC, Lawrence S. Berger and Thomas H. Ripley:

c/o Ames Watson, LLC

6100 Merriweather Dr Suite 550

Columbia, MD 21044

For Lids Holdings, Inc., Fanatics Leader Topco, Inc., Fanatics Lids College, Inc., FanzzLids Holdings, LLC and Fanatics Leader Holdings, LLC:

95 Morton Street

New York, NY 10014

For Kynetic F, LLC and Michael G. Rubin:

225 Washington Street, 3rd Floor

Conshohocken, PA 19428

(c)	Citizenship

Lids Holdings, Inc., Fanatics Lids College, Inc., Lids Investment Holdings, LLC, FanzzLids Holdings, LLC, Fanatics Leader Topco, Inc., Fanatics Leader Holdings, LLC and Kynetic F, LLC are each companies incorporated or organized under the laws of Delaware. Michael G. Rubin, Thomas H. Ripley and Lawrence S. Berger are each citizens of the United States of America.

(d)	Title of Class of Securities

Common stock, par value $0.01 per share

(e)	CUSIP Number

06777U101

Item 4.	Ownership.

Items 5 through 11 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference.

Fanatics Lids College, Inc. directly owns 460,730 shares of Common Stock and Lids Holdings, Inc. directly owns 1,153,846 shares of Common Stock. Each of Fanatics Lids College, Inc. and Lids Holdings, Inc. are wholly owned subsidiaries of FanzzLids Holdings, LLC, which, as a result, beneficially owns the cumulative 1,614,576 shares of Common Stock.

FanzzLids Holdings, LLC is a joint venture between Lids Investment Holdings, LLC and Fanatics Leader Holdings, LLC. As the majority member of FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC may be deemed to be the beneficial owner of the 1,614,576 shares of Common Stock beneficially owned by FanzzLids Holdings, LLC.

Fanatics Leader Topco, Inc., as the sole member of Fanatics Leader Holdings, LLC, may be deemed to beneficially own the 1,614,576 shares of Common Stock beneficially owned by Fanatics Leader Holdings, LLC, and, additionally, Fanatics Leader Topco, Inc. directly owns 1,153,846 shares of Common Stock (resulting in an aggregated beneficial ownership of 2,768,422 shares of Common Stock).

Kynetic F, LLC, on account of its share of the ownership of the voting securities of Fanatics Holdings, Inc., which indirectly owns 100% of the outstanding capital stock of Fanatics Leader Topco, Inc., indirectly owns a controlling percentage of the outstanding voting securities of Fanatics Leader Topco, Inc. and may be deemed to be the beneficial owner of the 2,768,422 shares of Common Stock beneficially owned by Fanatics Leader Topco, Inc.

Michael G. Rubin is the managing member of Kynetic F, LLC and, as a result, may be deemed to be the beneficial owner of the 2,768,422 shares of Common Stock beneficially owned by Kynetic F, LLC.

As a result of the Reorganization Transactions, Lids Investment Holdings, LLC, Thomas H. Ripley or Lawrence S. Berger (Ripley and Berger together the controlling managers and members of Lids Investment Holdings, LLC) will no longer be deemed to be beneficial owners of the 1,614,576 shares of Common Stock beneficially owned by FanzzLids Holdings, LLC.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Stock reported herein that are not directly owned by such Reporting Person except to the extent of his or its pecuniary interest therein.

Item 8. Identification and Classification of Members of the Group.

By virtue of the relationships as described above in Item 4, the Reporting Persons (other than Lids Investment Holdings, LLC, Thomas H. Ripley and Lawrence S. Berger) may be deemed to be a group.

Item 9. Notice of Dissolution of a Group.

Following the Reorganization Transactions, each of Lids Investment Holdings, LLC, Thomas H. Ripley and Lawrence S. Berger no longer may be deemed to beneficially own any shares of Common Stock. As a result, Lids Investment Holdings, LLC’s, Thomas H. Ripley’s and Lawrence S. Berger’s participation in the previously reported-group was dissolved, while the remaining Reporting Persons may be deemed to be a group. All further filings with respect to transactions in the Common Stock by any of Lids Investment Holdings, LLC, Thomas H. Ripley and Lawrence S. Berger will be filed, if required, in their individual capacity.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits.

Exhibit 99.1

Joint Filing Agreement dated February 14, 2023, by and among Lids Holdings, Inc., Fanatics Lids College, Inc., Lids Investment Holdings, LLC, Lawrence S. Berger, Thomas H. Ripley, FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Lids Holdings, Inc.

By:	/s/ Thomas H. Ripley
Name: Thomas H. Ripley Title: President

Fanatics Lids College, Inc.

By:	/s/ Thomas H. Ripley
Name: Thomas H. Ripley Title: President

FanzzLids Holdings, LLC

By:	/s/ Thomas H. Ripley
Name: Thomas H. Ripley Title: Authorized Person

Lids Investment Holdings, LLC

By:	/s/ Lawrence S. Berger
Name: Lawrence S. Berger
Title: Manager

/s/ Thomas H. Ripley
Name: Thomas H. Ripley

/s/ Lawrence S. Berger
Name: Lawrence S. Berger

Fanatics Leader Topco, Inc.

By:	/s/ Glenn H. Schiffman
Name: Glenn H. Schiffman
Title: Chief Financial Officer

Fanatics Leader Holdings, LLC

By:	/s/ Glenn H. Schiffman
Name: Glenn H. Schiffman
Title: Chief Financial Officer

Kynetic F, LLC

By:	/s/ Michael G. Rubin
Name: Michael G. Rubin
Title: Managing Member

/s/ Michael G. Rubin
Name: Michael G. Rubin